UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 000-50112

Pan American Gold Corporation
(Translation of registrant's name into English)

Suite 601 - 750 West Pender Street, Vancouver, British Columbia V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

PAN AMERICAN GOLD CORPORATION
(formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM FINANCIAL STATEMENTS

June 30, 2004

(Unaudited)

PAN AMERICAN GOLD CORPORATION
(formerly TRI-LATERAL VENTURE CORPORATION)
INTERIM BALANCE SHEET
June 30, 2004 and December 31, 2003
(Unaudited)
	(Unaudited) June 30, 2004	(Audited) December 31, 2003
ASSETS
Current	$ 136,070	$ 2,729
GST receivable	6,657	1,970
Other Receivables	139
	__________	__________
	142,866	4,699

Reclamation Bonds	28,463	-
Other assets	1,790	-

Resource properties (Note 5)	379,582	12,775
Partnership Interest (Note 4)	2,926,910
	__________	__________
	$ 3,479,611	$ 17,474

LIABILITIES
Current
Accounts payable - Note 6	$ 14,268	$ 56,078
Loans payable	43,600	50,408
Loan Payable Partnership Interest	2,855,764
	__________	__________
	2,913,632	106,486

SHAREHOLDERS' DEFICIENCY
Share capital - Note 6	7,411,649	6,769,726
Contributed surplus	53,418	2,000
Deficit	(6,899,088)	(6,860,738)
	__________	__________
	565,979	(89,012)
	__________	__________
	$ 3,479,610	$ 17,474
	_______________	_______________

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION
(formerly TRI-LATERAL VENTURE CORPORATION)
INTERIM STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended June 30, 2004 and 2003
(Unaudited)
	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Expenses
Accounting fees	$15,817	$3,850	$17,017	$6,375
Advertising and promotion	856	-	856	-
Amortization	471	-	471	-
Bank charges and interest	589	58	837	8,494
Consulting fees	19,167	7,698	26,667	12,173
Filing fees and shareholder communications	4,837	-	7,924	-
Legal fees	25,620	16,164	28,786	16,725
Office and miscellaneous	5,350	9,933	5,350	10,986
Rent	-	1,500	1,500	3,000
Stock based compensation - Note 6	51,487	-	51,487	-
Telecommunications	1,640	-	1,640	-
Transfer agent	992	-	3,819	-
Travel	3,849	1,674	3,849	3,794
	__________	__________	__________	__________
Loss before other items	130,675	40,877	150,203	61,547
Other items
Foreign Exchange	10,862	-	10,862	-
Interest (income) expense	81,686	-	81,686	11
Partnership (income) expense	(204,402)		(204,402)
	__________	__________	__________	__________
Net loss for the period	(18,821)	(40,877)	(38,349)	(61,558)
Deficit, beginning of the period	(6,880,267)	(6,777,022)	(6,860,739)	(6,756,363)
	__________	__________	__________	__________
Deficit, end of the period	(6,899,088)	(6,817,899)	(6,899,088)	(6,817,899)
	__________	__________	__________	__________
Basic and diluted loss per share	(0.00)	(0.01)	(0.00)	(0.01)
	__________	__________	__________	__________
Weighted Average Shares	32,399,528		31,455,187
	_______________	_______________	_______________	_______________

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION
(formerly TRI-LATERAL VENTURE CORPORATION)
INTERIM STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2004 and 2003(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Operating Activities
Net loss for the period	(18,821)	(40,877)	(38,349)	(61,536)
Deduct item not affecting cash:
Partnership income	(71,146)	-	(71,146)	-
Stock based compensation	51,487	-	51,487	-
Changes in non-cash working capital
items related to operations:
GST receivable	(3,344)	(259)	(4,687)	(418)
Other Receivable	3,254	-	3,254	-
Accounts payable	(78,194)	13,252	(63,941)	21,679
Loans payable	809	28,500	4,809	28,500
	___________	___________	__________	___________
	(115,955)	616	(118,573)	(11,775)
Investing Activities
Increase in resource property	(50,599)	(524)	(50,599)	(524)
Increase in reclamation bonds	(19,679)	-	(19,679)	-
Cash from business acquisition	322,191	-	322,191	-
	___________	___________	__________	___________
	251,914	(524)	251,914	(524)
Increase (Decrease) in Cash	135,959	92	133,341	(12,299)
Cash, beginning of period	111	993	2,729	13,384
	___________	___________	__________	___________
Cash, end of period	136,070	1,085	136,070	1,085
Supplemental disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -	$ -
	_______________	_______________	_______________	_______________

Non-cash Transactions - Note 8

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION
(formerly TRI-LATERAL VENTURE CORPORATION)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2004
(Unaudited)

Note 1 Interim Reporting

While the information presented in the accompanying six month financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company's annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's audited annual December 31, 2003 financial statements.

Note 2 Acquisition of Pan American Gold - Nevada

On May 10 2004 the Company acquired 100% of the outstanding shares of Pan American Gold Corporation , a Nevada Company. The Company issued 3,370,000 shares valued at $641,923 as consideration.

The purchase price was allocated as follows:

Cash	322,191
Mineral properties	316,208
Accounts receivable	15,081
Other asset	10,574
Liabilities assumed	(22,132)
__________
Total	641,923

Note 3 Investment in Limited Partnerships

During the Quarter ended June 30, 2004, the Company entered into an agreement to purchase an interest in a limited partnership (the "Partnership") which effectively enabled it to utilize its tax losses against income earned for its Partnership interest.

At June 30 2004, the Company recorded $204,402 received from the partnership as other income and interest expense related thereto amounting to $81,689.

PAN AMERICAN GOLD CORPORATION
Formerly Tri-Lateral Venture Corporation
Notes to the Interim Financial Statements
June 30, 2004
(Unaudited) - Page 2

Note 4 Resource Properties

Schedule of Exploration Expenses
6 months ended June 30 2004
Eskay Creek, British Columbia
Acquisition	79,749
Geology & Engineering Fees
Maps and Copies
__________
Total	79,749
Pinnacle, Nevada
Acquisition	38,104
Geology	7,857
Assay Costs	1,589
__________
Total	47,550
Kinsley Mtn, Nevada
Acquisition	138,560
Geology & Engineering Fees	6,493
Field Costs
__________
Total	145,053
Cactus, California
Acquisition	59,795
Geology & Engineering Fees	4,726
Drilling	17,392
Licences & permits	547
__________
Total	82,460
Lennie, Ontario
Acquisition	-
Exploration	12,775
__________
12,775
General
Geology & Engineering Fees	11,996
__________
11,996
__________
Total	$379,582
__________

PAN AMERICAN GOLD CORPORATION
Formerly Tri-Lateral Venture Corporation
Notes to the Interim Financial Statements
June 30, 2004
(Unaudited) - Page 3

Note 5 Share Capital

Authorized

Unlimited common shares

Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares	Number	$
Balance, December 31, 2003	4,358,521	6,769,726
Share split 7:1 on May 4,2004	26,152,326	-
	_____________	_____________
	30,510,847	6,769,726

Issued to acquire Pan American Nevada (Note 2)	3,370,000	641,923
	_____________	_____________
Balance, June 30, 2004	33,380,847	7,411,649
	_____________	_____________

Options

The Company issued on May 7 2004 options to acquire 1,300,000 common shares at a price of $0.02 per share. The Options have been valued at $ 0.19 an aggregate of $251,000 using the Black Scholes model under the following assumptions outlined in thew table below:$ 251,000 is being expensed over the vesting periods which are 12 months for 1,000,000 options and 6 months for 300,000 options.

Risk Free Rate	3.0%
Volatility	NIL
Expiry date	May 7, 2009
Number	1,300,000
Vesting	133,333 per month May 2004 to Oct 2004
83,333 per month November 2004 to May 2005

PAN AMERICAN GOLD CORPORATION
Formerly Tri-Lateral Venture Corporation
Notes to the Interim Financial Statements
June 30, 2004
(Unaudited) - Page 4

Note 6 Segmented information

The Company's operations fall into industry segment, the exploitation of resource properties currently operates geographically in two areas Canada and the United States. Total assets by geographic segment are as follows:

	June 30,		December 31 ,
	2004	2003	2003	2002
Canada	$ 3,192,553	$ 15,590	$ 17,474	$ 26,947
United States	287,058	-	-	-
	3,479,611	15,590	17,474	26,947
		-	-	-

Note 7 Related Party Transactions

During the three and six months ended June 30, 2004 the Company incurred the following expenses with directors and/or companies controlled by directors :

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Accounting fees	$ 3,561	$ 1,400	$ 4,761	$ 3,925
Consulting fees	24,779	7,698	32,279	12,173
Interest expense	-	-	-	4,167
Rent	-	1,500	1,500	3,000
	_____________	_____________	_____________	_____________
	$ 28,340	$ 10,598	$ 38,540	$ 23,265

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As at June 30, 2004, accounts payable includes $ 3,000 ( 2003-$8,393) owing to a company controlled by a director (2003- a company with a common director) and $ 2,461 owing to a firm where a former director is a partner.

Note 8 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the six months ended June 30,2003, the Company settled accounts payable totalling $261,043 and loans payable totalling $725,424 by issuing 986,467 common shares valued at $986,467. This transaction was excluded from the statements of cash flows.

PAN AMERICAN GOLD CORPORATION
Formerly Tri-Lateral Venture Corporation
Notes to the Interim Financial Statements
June 30, 2004
(Unaudited) - Page 5

During the six months ended June 30 2004the Company acquired 100% of the outstanding shares of Pan American Gold Corporation , Nevada Company by issuing 3,370,000 shares (see Note 2)

Note 9 Subsequent Events

Subsequent to the date of the financial statements:

a) The Company entered into an agreement whereby the Company in exchange for payments totalling US $25,000 ($US 9,000 paid) for a 4 month option on mineral properties located in Chile. If the Company elects to exercise the option a further payment of US 100,000 will have to be made.

b) 166,666 options were exercised

c) The Company commenced efforts to place 750,000 common shares at US$ 1.00 per share, by way of private placement as of the current date the company had received $250,000 of this amount.

Note 10 Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

The Company's accounting principles generally accepted in Canada ("Canadian GAAP") differ from accounting principles generally accepted in the United States ("US GAAP") as follows:

Resource Properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven reserves. During the six months ended June 30, 2004, $366,827 (2003- $ 524) was incurred in resource property costs. Therefore, an additional expense is required under US GAAP.

Under Canadian GAAP investments in Joint Ventures are accounted for using proportionate consolidation, Under United States GAAP these investments are accounted for by the equity method of accounting. There is no impact on earnings from this difference.

The Company follows the fair value method of accounting for stock based compensation, therefore there is no reporting difference.

The impact of the above on the financial statements is as follows:

PAN AMERICAN GOLD CORPORATION
Formerly Tri-Lateral Venture Corporation
Notes to the Interim Financial Statements
June 30, 2004
(Unaudited) - Page 6

June 30,
2004	2003
Net loss for the period per Canadian GAAP	$ (131,217)	$ (61,536)
Deferred exploration costs	(366,827)	(524)
_____________	_____________
Net loss for the period per US GAAP	(498,044)	$ (62,060)
_____________	_____________
	June 30, 2004	December 31, 2003
Total assets per Canadian GAAP	552,701	$ 17,474
Acquisition and deferred exploration costs	(379,582)	(12,775)
	_____________	_____________
Total assets per US GAAP	$ 173,119	$ 4,699
	_____________	_____________
Shareholders' Deficiency
Balance, end of the period as per Canadian GAAP	$(6,970,234)	$ (89.012)
Acquisition and deferred exploration costs	(379,582)	(12,775)
	_____________	_____________
Balance, end of period per US GAAP	$(7,345,816)	$ (101,787)
	_____________	_____________

PAN AMERICAN GOLD CORPORATION
(formerly Tri Lateral Venture Corporation)
QUARTERLY REPORT
for the Quarter ended June 30, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date of Report: August 30, 2004

1.2 Overall Performance

Nature of Business and Overall Performance

The company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) in on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, the name was changed to Sun Valley Hot Springs Ranch Inc. The name changed to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998 the name changed to Tri-Lateral Venture Corporation and on May 6, 2004 the name changed to our present legal and commercial name "Pan American Gold Corporation". We are a reporting issuer under the securities laws of the Province of Ontario.

The Company's shares began trading on the OTC BB on April 19, 2004.

On May 6, 2004, the issued and unissued shares of common stock was split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation. The forward split and name change were not affected with the OTC Bulletin Board until June 2, 2004 at which time our trading symbol was changed to "PNAMF".

Present Operations

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. Our primary property prior to the acquisition of Pan American Nevada has been the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario.

The Company does not have defined mineral resources or reserves on any of its five exploration properties. Of the properties that the Company controls, two are previously gold producers, two others have some drilling with gold mineralization defined, and one is early stage. Mineral exploration involves a high degree of risk. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important - stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of successful that a new discovery will be economic, as well as the improving the access to capital to finance on-going activities.

PAN AMERICAN GOLD CORPORATION
(formerly Tri Lateral Venture Corporation)
QUARTERLY REPORT
for the Quarter ended June 30, 2004 Page 2

Business Acquisition and Financing

On May 6, 2004, we entered into a share purchase agreement with Pan American Gold Corporation, a Nevada corporation ("Pan American Nevada"), J. Graham Douglas and the shareholders of Pan American Nevada, whereby we acquired Pan American Nevada in consideration for the issue of an aggregate of 3,370,000 shares of common stock of our company.

Pan American Nevada holds interests in four gold exploration projects in North America.

In British Columbia, Pan American Nevada holds a 75% interest in an 80,000 acre properties position comprised of 87 mineral claims in the Eskay Creek gold camp area.

In Nevada, Pan American Nevada holds an option to acquire a 60 % interest in the Kinsley Mountain Property, a past gold producer. The Kinsley Mountain Property is described as follows:

The property is located in Elko County, Nevada. It is comprised of approximately 125 claims covering approximately 2,600 acres. The detailed location of claims is given in the table below:

Township	Range	Sections
27 North	67 East	36
27 North	68 East	31 & 32
26 North	67 East	01, 12 & 13
26 North	68 East	05, 06, 07 & 08

Pan American Nevada holds an option to acquire a 60% interest in the Pinnacle Property which was previously drilled by Homestake Mining Company. Pinnacle Property described as follows:

The property is located in Nye County, Nevada. It is comprised of approximately 80 claims covering approximately 1,600 acres over the known mineralization in the area. All the claims are situated in Township 14 North, Range 40 East, Sections 09, 10, 15, 16, 17, 19, 20, 21, 29 & 30 of the Mount Diablo Base & meridian (MDB&M).

Pan American Nevada also holds a 50% interest in Cactus Minerals, a private Colorado Company which owns the Cactus property. The Cactus property is located in the western Mojave Desert in Kern County, California. The Cactus property, held previously by CoCa Mines and Hecla Mining Co., was first mined in 1894. Total historic production is approximately 400,000 ounces of gold and a million ounces of silver.

PAN AMERICAN GOLD CORPORATION
(formerly Tri Lateral Venture Corporation)
QUARTERLY REPORT
for the Quarter ended June 30, 2004 Page 3

As a condition to the closing under the share purchase agreement, our board of directors appointed Richard Bachman as a member of our board of directors, and Kevin Hanson and Alan Crawford resigned as directors and officers of our company. On May 7, 2004 Michael Sweatman was appointed as a director of our company.

The Company is planning a private placement in the amount of $ 750,000 To date the Company has received by way of non interest bearing advances $ 250,000 in respect of the placement

1.3 Not Required in Interim Report

1.4 Results of Operations

Operations during the year ended December 31, 2004 were primarily related to the restructuring of the Company and the acquisition of Pan American Gold Corporation (Nevada).

A significant non cash expense related to stock based compensation arose from the granting of options on May 7 in the current quarter as opposed to nil in the previous year.

At June 30, 2004, the Company had total working capital of $85,000 and subsequent to the financial statement date received $332,500 (US$ 250,000) and expects that this will provide adequate funds to carry out the proposed activities discussed in Nature of Business above. The Company will require additional capital which if not raised could require curtailment of activities in the future.

Cash used in operations increased to $115,885 for the quarter ended June 30 2004 whereas the prior year cash of $ 616 was generated from operations, the increased cash use was attributable to a number of factors including an increase in legal fees increasing from $16,164 to $25,620 from and accounting fees which increased from $3,850 to $15,817 these increases were associated with the acquisition of Pan American Gold Corporation (Nevada) and the regulatory filings associated therewith. Additionally, payment of accounts payable accounted for a significant use of cash. The acquisition of limited partnership interests contributed $51,567 to operations which was not owned in the prior year.

Similarly with the activity acquiring Pan American Nevada the increases were significant over the immediately preceding quarter and year to date results for the 6 months ended June 30, 2004.

The increases in investing activity and capitalized exploration are expected to show increases in the future. Some seasonal variations are expected as weather is a factor particularly on the Eskay Creek property, the acquisition of the Chilean property may serve to eliminate some of the seasonality.

The Pan American acquisition and the cash balance associated therewith was a significant cash contribution in the period.

PAN AMERICAN GOLD CORPORATION
(formerly Tri Lateral Venture Corporation)
QUARTERLY REPORT
for the Quarter ended June 30, 2004 Page 4

As a consequence of the Pan American acquisition investing activities increased as acquisition and exploration of the properties continued. The previous year saw limited activity only on the Lennie property in Ontario.

Exploration Activities in 2004

During the quarter and to date the Company has focussed on exploration of the Cactus, Kinsley Mountain and Pinnacle properties.

Limited drilling on the Cactus property was conducted during June 2004 and yielded low grade gold mineralization the context of which is currently being evaluated. The Company is considering a follow-up magnetic survey over the district to evaluate the global exploration potential.

The Kinsley Mountain exploration program has focussed on permitting a multi-phase drilling program. During the period the Company completed a new Magnetic and VLF geophysical survey of the project area that resulted in staking of an additional 30 unpatented mining claims comprising 600 acres and the identification of new drill targets. During the period US$45,000 of a drill reclamation bonds were posted with United States Bureau of Land Management in preparation of the drill program. The Company anticipates that drilling will commence at Kinsley during September 2004.

The Company completed a new Magnetic geophysical survey on the property to aid in the targeting of new drill holes. The Pinnacle property is located on land administrated by the United States Forest Service where Company has completed a number of required baseline environmental surveys in preparation for drilling. The Company anticipates the drilling will start in late September 2004 in sequence with the Kinsley drill program.

An integrated DIGHEM EM / Magnetic/Radiometric Geophysical survey is planned for late August and early September on the Eskay Creek property. The Budget is approximately $160,000 Canadian and is expected to involve 1,900 line kilometres. There are indications that due to the early onset of poor weather and snow cover that there is a possibility that this work could be delayed until next year's field season. The remoteness and geographic location of the project area contribute to a very short exploration season in Eskay-Iskut region.

The acquisition of the mineral properties in Chile is under consideration. The Company continues to screen opportunities that have the potential to add value to our business.

1.5 Summary of Quarterly Results

The following is a summary of the Company's financial results for the eight most recently completed quarters:

PAN AMERICAN GOLD CORPORATION
(formerly Tri Lateral Venture Corporation)
QUARTERLY REPORT
for the Quarter ended June 30, 2004 Page 5

	Q2 June 30, 2004	Q1 Mar 31, 2004	Q4 Dec 31, 2003	Q3 Sept 30, 2003	Q2 June 30, 2003	Q1 Mar 31, 2003	Q4 Dec 31, 2002	Q3 Sept 30, 2002
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss before discontinued operations and extraordinary items:
Total	$(89,969)	$(19,528)	$ (24,203)	$ (18,649)	(40,877)	(20,670)	$(521,112)	$ (45,939)
Per share	$(0.00)	$(0.00)	$(0.01)	$ (0.00)	$(0.01)	$(0.01)	$ (0.16)	$ (0.01)
Per share, fully diluted	$(0.00)	$(0.00	$(0.01)	$ (0.00)	$(0.01)	$(0.01)	$ (0.16)	$ (0.01)
Net Loss
Total	$(89,969)	$(19,528)	$ (24,203)	$ (18,635)	(40,877)	(20,659)	$(521,112)	$ (45,853)
Per share	$(0.00)	$(0.00)	$(0.01)	$ (0.00)	$(0.01)	$(0.01)	$ (0.16)	$ (0.01)
Per share, fully diluted	$ (0.00)	$(0.00)	$(0.01)	$ (0.00)	$(0.01)	$(0.01)	$ (0.16)	$ (0.01)

1.6 Liquidity

The Company has total assets of $552,702. The primary assets of the Company are cash of $136,701, and acquisition and exploration cost of mineral properties of $379,582. The Company has no long-term liabilities and has working capital of $85,000. Subsequent to the financial statement date the Company received $332,500 (US $250,000). It is management's opinion that these assets are sufficient to meet the Company's obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time.

1.7 Capital Resources

The Company does not own any producing mineral properties.

1.8 Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9 Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Accounting fees	$ 3,561	$ 1,400	$ 4,761	$ 3,925
Consulting fees	24,779	7,698	32,279	12,173
Interest expense	-	-	-	4,167
Rent	-	1,500	1,500	3,000
	_____________	_____________	_____________	_____________
	$ 28,340	$ 10,598	$ 38,540	$ 23,265
	_____________	_____________	_____________	_____________

PAN AMERICAN GOLD CORPORATION
(formerly Tri Lateral Venture Corporation)
QUARTERLY REPORT
for the Quarter ended June 30, 2004 Page 6

1.10 Fourth Quarter

NA.

1.11 Proposed Transactions

The Company proposes to complete a financing in order to provide sufficient capital to explore its properties. Current near term plans are to drill test the Kinsley Mountain and Pinnacle properties during September 2004, conduct a comprehensive geophysical survey on the Eskay Creek claims, continue the evaluation of greater Cactus property, and to evaluate the Chilean properties that are under option and to reach a decision point with regard to exercising the Chilean option.

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies

In 2004, the Company adopted the amended CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based Payments". Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. There have been no changes to the financial statements as a result of this change.

1.14 Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

PAN AMERICAN GOLD CORPORATION
(formerly Tri Lateral Venture Corporation)
QUARTERLY REPORT
for the Quarter ended June 30, 2004 Page 7

1.15 Other MD&A Requirements

Disclosure of Outstanding Share Capital

Outstanding as of August 30, 2004	33,547,514	$7,414,982

Options

The Company issued on May 7 2004 options to acquire 1,300,000 common shares at a price of $0.02 per share. The Options have been valued at $ 0.19, an aggregate of $251,000 using the Black Scholes model using the following assumptions: This amount is being amortized to income over the vesting periods which are 12 months for 1,000,000 options and 6 months for 300,000 options.

Risk Free Rate	3.0%
Volatility	NIL
Expiry date	May 7, 2009
Number	1,300,000
Vesting	133,333 per month May 2004 to Oct 2004
83,333 per month November 2004 to May 2005

Subsequent Events

1. The Company arranged a private placement of $750,000, as of the date of this report $250,000 had been received.

2. The Company has entered into an option agreement to acquire mineral properties in Chile. The Company has paid $US 9,000 and will pay a further $16,000 to secure an option on the property. If the Company elects to exercise the option a further $US 100,000 payment is due in order to complete the option.

Additional Information

Additional information may be obtained on the Sedar website www.sedar.com or the Securities Exchange Commission website www.sec.gov.

PAN AMERICAN GOLD CORPORATION
(formerly Tri Lateral Venture Corporation)
QUARTERLY REPORT
for the Quarter ended June 30, 2004 Page 8

Schedule of Exploration Expenses
6 months ended June 30 2004
Eskay Creek, British Columbia
Acquisition	79,749
Geology & Engineering Fees
Maps and Copies
__________
Total	79,749
Pinnacle, Nevada
Acquisition	38,104
Geology	7,857
Assay Costs	1,589
__________
Total	47,550
Kinsley Mtn, Nevada
Acquisition	138,560
Geology & Engineering Fees	6,493
Field Costs
__________
Total	145,053
Cactus, California
Acquisition	59,795
Geology & Engineering Fees	4,726
Drilling	17,392
Licences & permits	547
__________
Total	82,460
Lennie, Ontario
Acquisition	-
Exploration	12,775
__________
12,775
General
Geology & Engineering Fees	11,996
__________
11,996
__________
Total	$379,582
__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Greg Burnett
Greg Burnett, Director
Date: September 3, 2004